

April 27, 2011

By U.S. Mail and facsimile to 011-34-91- 257-1282

José Antonio Alvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

>   **Re: Banco Santander, S.A.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **File No. 001-12518**

Dear Mr. Alvarez:

        We have completed our review of your filing and do not have any further comments at this time.

                                        Sincerely,

                                        Kevin W. Vaughn
                                        Accounting Branch Chief